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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)


                             MEADE INSTRUMENTS CORP.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   583062 10 4
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                                 (CUSIP Number)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 583062 10 4                      13G                 Page 2 of 5 Pages
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1.          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven G. Murdock
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2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
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3.          SEC USE ONLY

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4.          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
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      NUMBER OF        5.       SOLE VOTING POWER
       SHARES
    BENEFICIALLY                762,500 shares common stock*
      OWNED BY         ---------------------------------------------------------
        EACH           6.       SHARED VOTING POWER
      REPORTING
       PERSON                   N/A
        WITH           ---------------------------------------------------------
                       7.       SOLE DISPOSITIVE POWER

                                762,500 shares common stock*
                     -----------------------------------------------------------
                       8.       SHARED DISPOSITIVE POWER

                                N/A
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9.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            762,500 shares common stock*
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10.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                        [ ]

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11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            9.7%*
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12.         TYPE OF REPORTING PERSON

            IN
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*Does not include 1,500,000 shares held by the Meade Instruments Corp. Employee
 Stock Ownership Plan (the "ESOP"). Mr. Murdock is a member of the ESOP
 Committee and disclaims beneficial ownership of any of the shares owned by the ESOP. If the 1,500,000 shares owned by the ESOP were included, Mr. Murdock would be deemed to beneficially own 2,262,000 shares, or 28.7%. Mr. Murdock is not a participant in the ESOP.
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                                                                     Page 3 of 5

ITEM 1.

        (a)    NAME OF ISSUER:

               Meade Instruments Corp.

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               6001 Oak Canyon
               Irvine, California 92620


ITEM 2.

        (a)    NAME OF PERSON FILING:

               Steven G. Murdock

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               6001 Oak Canyon
               Irvine, California 92620

        (c)    CITIZENSHIP:

               U.S.A.

        (d)    TITLE OF CLASS OF SECURITIES:

               Common Stock

        (e)    CUSIP NUMBER:

               583062 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

               N/A

ITEM 4.        OWNERSHIP:

        (a) Amount Beneficially Owned: 762,500 shares common stock. Does not include 1,500,000 shares held by the ESOP. Mr. Murdock is a member of the ESOP Committee and disclaims beneficial ownership of any of the shares owned by the ESOP. If the 1,500,000 shares owned by the ESOP were included, Mr. Murdock would be deemed to beneficially own 2,262,000 shares, or 28.7%. Mr. Murdock is not a participant in the ESOP.

        (b)    Percent of Class:  9.7%

        (c)    Number of Shares as to Which Such Person Has:

               (i) Sole power to vote or to direct the vote: 762,500 shares common stock

               (ii)   Shared power to vote or to direct the vote:  N/A

               (iii)  Sole power to dispose or to direct the disposition of:
                      762,500 shares common stock

               (iv)   Shared power to dispose or to direct the disposition of:
                      N/A


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                                                                     Page 4 of 5


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               N/A

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               N/A

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               N/A

ITEM 10.       CERTIFICATION:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                                                     Page 5 of 5


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 1998


                                                    By: /s/ STEVEN G. MURDOCK
                                                        ------------------------
                                                            Steven G. Murdock